January 18, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0406
Mail Stop 4561

Attn:	Ms. Kathleen Collins
Mr. Patrick Gilmore

Re:	Sigma Designs, Inc.
Form 8-K filed January 12, 2007
File No. 001-32207

Ladies and Gentlemen:

Sigma Designs, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated January 12, 2007.  Set forth below are the Company’s responses to the Staff’s comments.  The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 8-K Filed January 9, 2007

1.
Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to state that the former accountant informed the Company that its client-auditor relationship has ceased as the wording is unclear to a reader.

Response: The Company filed a Form 8-K/A on January 17, 2007 (the “Amended 8-K”) to amend and restate Item 4.01 of the Form 8-K originally filed on January 9, 2007 to make clear that the Company’s former accountant resigned effective January 3, 2007.

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response: The Company’s Amended 8-K includes an updated Exhibit 16 letter from its former accountants.

* * * * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff would like to discuss the Company’s responses contained in this letter, please contact the undersigned at (408) 957 9756.  Comments may also be sent to the attention of the undersigned via facsimile at (408) 957-9889.

Sincerely

/s/ Kit Tsui

Kit Tsui
Chief Financial Officer and Secretary
Sigma Designs, Inc.